

Mail Stop 3030

March 24, 2017

Via E-mail
Dr. Marlene Krauss
Chief Executive Officer
KBL Merger Corp. IV
527 Stanton Christiana Rd
Newark, DE 19713

      Re: KBL Merger Corp. IV
               Amendment No. 2 to
               Draft Registration Statement on Form S-1
               Submitted March 7, 2017
               CIK No. 0001690080

Dear Dr. Krauss:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary, page 1

1.   We note the last sentence of your response to prior comment 2. It is unclear why disclosure about your management's experience with a company formed for similar purposes is not necessary for investors to evaluate your statements about your management's background, including your statements about your management's "track record." Please advise or revise your disclosure accordingly.

Units, page 9

2. Please tell us with specificity where you have disclosed the substance of clause (2) of your response to prior comment 3.

Redemption of warrants, page 11

3. We note your response to prior comment 4. If you may not redeem the warrants when their exercise is not exempt, registered or qualified in each holder's state, please revise your disclosure on page 12 to clarify.

Conditions to completing our initial business combination, page 15

4. We note your response to prior comment 5. We may have additional comments after you file the exhibits to this registration statement, including the exhibit mentioned in your response.

If we seek stockholder approval, page 25

5. Please tell us how you calculated that you would need 36.6% of the public shareholders to approve the transaction given your quorum requirement and your disclosure that you require only a majority of the shares voted.

If third parties bring claims against us, page 31

6. We note on pages 31-32 and throughout the filing that you have sought business agreements with your vendors, service providers and prospective target businesses to waive any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of your public stockholders. Please tell us if your auditors have entered into this type of business agreement with you.

Scientific and Advisory Board, page 95

7. We note your response to prior comment 12. If your advisory board members have no obligations to you, it remains unclear why it is appropriate to highlight the board in your prospectus summary. Also, if the advisory board has no fiduciary duties and no voting or decision-making authority, it is unclear why it is appropriate to present them as part of your "Management" disclosure in addition to your "Proposed Business" disclosure. Please advise or revise.

8. Please clarify how you addressed the last two sentences of prior comment 12. We note for example your disclosure on pages 66 and 67.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Douglas S. Ellenoff, Esq.